Exhibit 99.3

News Release

NORBORD INC. COMPLETES FORM 40-F FILING

TORONTO, ON (February 2, 2018) – Norbord Inc. (TSX and NYSE: OSB) announced today that it filed its 2017 annual report on Form 40-F, including its audited financial statements for the year ended December 31, 2017, with the SEC on EDGAR (www.sec.gov) as well as with the Canadian securities authorities on SEDAR (www.sedar.com) on February 2, 2018. These documents are also available in the investors section of the Company’s website at www.norbord.com and a hard copy will be provided to shareholders free of charge upon request.

Please note that Norbord’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investors section of its website at www.norbord.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $2.1 billion and employs approximately 2,750 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

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Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com